Exhibit 1.02
ZHONE TECHNOLOGIES, INC.
CONFLICT MINERALS REPORT
For the Reporting Period
from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Zhone Technologies, Inc. for the year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on every registrant having conflict minerals that are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured. Please refer to the Rule, Special Disclosure Report on Form SD (“Form SD”) and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions of the terms used in this Report, unless otherwise defined herein. This Report does not address any conflict minerals that were “outside the supply chain” prior to January 31, 2013, as any such conflict minerals are exempted under the Rule and Form SD. References in this Report to “Zhone,” “we,” “us” and “our” mean Zhone Technologies, Inc. and its consolidated subsidiaries.
Zhone designs, develops and manufactures communications network equipment for telecommunications, wireless and cable operators worldwide. Our products allow service providers to deliver voice over internet protocol, IP entertainment and other next generation converged packet services over existing copper lines while providing support for fiber or fiber to the home or business build-out. We have determined that the Rule applies to our business because necessary conflict minerals are contained in our products.
In accordance with the Rule and Form SD, we have therefore conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our products in 2013 originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources. Based on our RCOI, we have reason to believe that necessary conflict minerals contained in our products may have originated in the Covered Countries, and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we have conducted due diligence on the source and chain of custody of those conflict minerals.
We designed our due diligence measures to conform in all material respects with the internationally recognized due diligence framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the related Supplements for gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”). The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. We are a downstream supplier, many steps removed from the mining of conflict minerals. Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.
As part of our due diligence measures, we established company management systems regarding conflict minerals. We established a cross-functional compliance team comprising representatives from our manufacturing, purchasing and finance departments to execute and manage our conflict minerals program. This compliance team reports directly to our Chief Financial Officer.
To determine whether necessary conflict minerals in our products originated in Covered Countries, we contacted tier-1 suppliers representing approximately 74% of our total expenditures in 2013 on components and materials used in the products that we manufacture, and provided them with a copy of the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC/GeSI Form”) to complete and return to us. Follow-up requests were sent to suppliers who did not respond. We reviewed the responses received to identify risks and determine the country of origin of conflict minerals.
In reviewing all of the diligence data we received (whether from completed EICC/GeSI Forms, responses to our inquiries or otherwise), we assessed the reasonableness of data and checked for the presence of “red flags.” We consider red flags to be obvious indications or circumstances that indicate the supplier disclosure is inaccurate or improper and thus, may not be reliable. Factors we took into account in identifying and assessing supplier risk included the failure of a supplier to respond to our inquiries, inadequacies and inconsistencies in, or incompleteness of, a supplier’s responses, absence of smelter data or sourcing information for suppliers that indicated conflict minerals may be present in their products, or suppliers that indicated conflict minerals in their products may be sourced from Covered Countries.

The primary risks we identified with respect to the reporting period ended December 31, 2013 related to a low response rate from our tier-1 suppliers and inconsistencies or inadequacies in, or the incompleteness of, suppliers’ responses to the EICC/GeSI Forms, and the associated difficulties in identifying the smelters and refiners in our supply chain. To address these risks, we are continuing to engage with our suppliers to elicit better information regarding the conflict minerals in our supply chain, and to encourage suppliers to properly complete and return the EICC/GeSI Form.
We do not have direct relationships with any smelters or refiners and accordingly do not directly audit any smelters or refiners in our supply chain. Instead, we rely on the third-party audits of smelters and refiners conducted as part of the EICC/GeSI Conflict-Free Smelter Program. The EICC/GeSI Conflict-Free Smelter Program uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program. The smelters and refiners that are found by the EICC/GeSI Conflict-Free Smelter Program to be compliant are those for which the independent auditor has verified that the smelter and/or refiner does not process conflict minerals that have originated from mines in the Covered Countries that directly or indirectly financed or benefited armed groups.
We have published our Form SD for calendar year 2013 and this Report on our website at www.zhone.com/investors/financials under the heading “Other SEC Filings,” and have also publicly filed our Form SD for calendar year 2013 (which includes this Report) with the Securities and Exchange Commission.
Since December 31, 2013, we have taken, and intend to continue to take, steps to mitigate the risk that our necessary conflict minerals may benefit armed groups and to improve our due diligence processes. Due diligence is an ongoing, proactive and reactive process, and we are continuing to work with our suppliers to identify and prevent or mitigate any risks of adverse impacts associated with conflict minerals. With respect to necessary conflict minerals contained in our products for the year ended December 31, 2014, we expect to work more closely with our suppliers to better communicate our expectations with respect to conflict minerals sourcing and to improve the quality and detail of their conflict minerals reporting to help us determine the existence and origin of conflict minerals in our supply chain.
Based on our due diligence effort, we were unable to determine with reasonable assurance the country of origin of, the facilities (i.e., the smelter or refinery) used to process, or the mine or location of origin of the conflict minerals contained in our products in 2013. This was due to, among other factors, a relatively low response rate from our tier-1 suppliers and our inability to confirm, based on responses received, whether conflict minerals identified by suppliers as originating from a specific country or smelter were supplied to us.